Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-126482 on Form S-3 of our reports dated March 14, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting principle for accounting for equity-based payments effective January 1, 2006 and asset retirement obligations effective December 31, 2005), relating to the financial statements and financial statement schedule of Genesis Energy, L.P. and management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Genesis Energy, L.P. for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 14, 2007